UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2025

Wong Ming Kwong
Chief Executive Officer
Regenique Group Limited
10 Sinara Drive
#10-25 Square 2
Singapore 307506

**Re: Regenique Group Limited
Amendment No. 1 to
Draft Registration Statement on Form F-1
Submitted July 18, 2025
CIK No. 0002063022**

Dear Wong Ming Kwong:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 19, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted July 18, 2025

Prospectus Summary, page 1

1. We note your revised disclosure on page 72 in response to prior comment 4 that you are "preliminarily evaluating the feasibility of entering into comparable markets" in Southeast Asia and that "as of the date of this prospectus, no definitive arrangements or material expansion plans have been established." Please revise to balance your Summary disclosure on page 2 and clarify the status of your expansion plans accordingly.

Corporate History, page 4

2. We note your response to comment 7. We note that certain portions of Exhibit 10.6 have been redacted. Please revise the footnote to the exhibit index regarding the omission of information from certain filed exhibits to specify the rule relied upon. Pursuant to Item 601(b)(10)(iv), please include a statement at the top of the first page of such exhibit stating that certain information has been excluded because it is both not material and the type of information that the registrant treats as private or confidential.

3. We note your response to comment 8. We note that "[t]wo of the properties (namely Novena Medical Centre, 10 Sinaran Drive, #10-25, Singapore 307506 and Novena Medical Centre, 10 Sinaran Drive, #10-26, Singapore 307506) are leased from ClearSK Healthcare Pte Ltd., which is a Mixed Business and Back-End Entity and a related party of the Company. One of the properties (namely the warehouse at 114 Lavender Street #09-91 CT Hub 2, Singapore 338729) has been assigned from SGP Healthcare Investments Pte Ltd, which is a Mixed Business and Back-End Entity and a related party of the Company..." Please revise to describe the material terms of these lease agreements, including the termination provisions. Please file the lease agreements as exhibits to the registration statement or tell us why you believe you are not required to do so. See Item 601(b)(10) of Regulation S-K.

Use of Proceeds, page 35

4. We note your response to comment 9 and reissue it in part. We note your response that "it is [y]our mid to long term growth strategy to acquire a controlling stake in a business" and that "[you] are [in the] preliminary stage of evaluation potential opportunities but have not yet identified or initiated any specific acquisitions or transactions." Please revise your disclosure here to clarify the preliminary stage of evaluation and planned timing for your acquisition strategy accordingly.

Business
Use of MSCs in Aesthetic Treatments, page 64

5. We note your revised disclosure on page 65 in response to prior comment 15 that WJ-MSCs have a “strong regenerative signaling through a richer mix of biological signals” and its “high proliferation rate and low immunogenicity places WJ-MSCs at the forefront of next-generation regenerative and aesthetics application.” Please revise your provide support for your statements or characterize the same as mangement's opinions or beliefs.

Our Future Business Activities , page 79

6. We note your response to comment 20 and reissue it in part. Please revise your disclosure to state, as you do in your response letter, that there have been no payments paid to date under the License Agreement.

Combined Financial Statements
Notes to Combined Financial Statements, page F-7

7. In response to comment 24 you set forth that the Company and the related company acknowledge and agree that the rights granted to the Company are intended to give the Company the power to direct the activities of the business conducted at the property, which most significantly impact its economic performance, such that the Company would be considered the primary beneficiary of the arrangement. Please provide us an analysis of whether the related company referenced in the response is a VIE and whether you have any variable interest. Refer to ASC 810-10-05-8 through 05-13 and 25-20 through 25-59. In addition, please expand Note 6, page F-16, to disclose the amount of the property loan and to state that the loan is not recorded on your financial statements.

Please contact Tayyaba Shafique at 202-551-2110 or Michael Fay at 202-551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Augustin at 202-551-8483 or Jane Park at 202-551-7439 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Virginia Tam